Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

Richmont Mines Announces Second Quarter Gold Sales Increased 28% While Cash Costs Declined $147 per Ounce

  Net earnings of $8.8 million, or $0.36 per share.

  Gold sales increased 28% to 16,640 ounces at an average price of US$647 per ounce.

  Grades at Beaufor Mine improve 77% compared with 2006’s average grade while cash costs at the site declined to US$363 per ounce sold.

  Cash from operations increased over 5 times to $4.8 million.

  Realized $7.5 million pre-tax gain on sale of its East Amphi property.

MONTREAL, August 2, 2007 – Richmont Mines Inc. (TSX-AMEX: RIC) reports financial and operational results for its second quarter which ended June 30, 2007. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Net earnings of $8,811,511, or $0.36 per share, for the three-month period driven primarily by the $7.5 million pre-tax gain realized on the sale of East Amphi, a strategic asset sale for the Company. These results compare with net earnings of $473,951, or $0.02 per share for the same period in 2006. Mining operations before depreciation, depletion and taxes yielded earnings of $5.0 million during the second quarter of 2007, up over 400% compared with $1.2 million during the same period in 2006. The increase was driven by higher production, a 28% drop in the average cash cost per ounce relative to 2006, and a 6% increase in the average selling price per ounce.

Total revenue rose by $10.6 million during the three-month period ended June 30, 2007, relative to the same period in 2006 to reach $20.1 million, of which $7.5 million was related to the East Amphi property sale. Precious metals revenue was $12.2 million, up 35% driven by increased gold sales at a higher average price per ounce.

Additional Highlights

  Beaufor Mine realized an average recovered grade of 9.83 g/t from 39,874 tonnes of processed ore. The higher grade lowered cash cost per ounce to US$363. Sales at Beaufor were 12,597 ounces of gold at an average price of US$642 per ounce.

  Island Gold is expected to commence commercial production in September. First long hole stopes are anticipated to be ready by mid-August.

  Beaufor Mine operations on hold for half of July and August for headframe replacement.

  High-definition helicopter-borne spectrometric and magnetic VLF survey of Valentine Lake resulted in several high quality targets.

Island Gold Property

During the second quarter of 2007, 44,261 tonnes of mineralized material were processed at the Island Gold mill, and a total of 7,927 ounces of gold were sold during the same period at an average price of US$644 per ounce. The $5.8 million in proceeds from these gold sales were applied against the development charges on the property, in accordance with applicable accounting standards. During the second quarter of 2006 exploration and development investments of $6.2 million were made at the project.

As previously reported, on April 30, 2007, the Company received from the Ministry of Northern Development and Mines of Ontario a notice of acceptance of the closure plan that will allow for mining production at the Island Gold project. Long-hole drilling crew mobilized on site at the end of the quarter, and the first long hole stopes are expected to be ready for production in mid-August. The processing of mineralized material continues, and the Company anticipates achieving commercial production status by early September 2007.

As previously reported, the results of the calculation of reserves was completed by the independent firm Genivar and a technical report prepared according to the requirements of Regulation 43-101 was filed on SEDAR on May 25, 2007. Genivar assessed the proven and probable reserves at 1,013,854 tonnes of ore at an average diluted grade of 8.55 g/t, for a total of 278,711 ounces of gold at the Island Gold project, representing more than four years of production. In addition to the reserves, a total of 454,705 tonnes at an average grade of 10.26 g/t, or 149,972 ounces of gold were categorized as measured and indicated resources, while inferred resources were evaluated at 610,728 tonnes at a grade of 9.96 g/t, or 195,549 ounces of gold.

Beaufor Mine

During the second quarter of 2007, 39,874 tonnes of ore from the Beaufor were processed at an average recovered grade of 9.83 g/t, and 12,597 ounces of gold were sold at an average price of US$642 per ounce. For the second quarter of 2006, 40,057 tonnes of ore at an average recovered grade of 5.36 g/t were processed, and 6,903 ounces of gold were sold at an average price of US$617 per ounce. The improvement in the average grade is primarily responsible for the reduction in the cash cost of production per ounce, which fell from US$566 during the second quarter of 2006 to US$363 for the same quarter of 2007.

Improvements in productivity, refocused operations and improved mining plans made during the fourth quarter of 2006 are driving improved results at Beaufor. The sectors mined since the beginning of 2007 are the Company’s best-known sectors located near the Beaufor fault and are demonstrating very encouraging results for continued production.

Richmont has continued its $1.5 million exploration program at Beaufor. It is probing structures to the south and north of the mine to uncover potential new faults that may contain gold-bearing zones. In addition, there was drilling efforts to define the magnitude of the extensions of the two main zones of the deposit. Of the 20,000 metres of drilling planned for 2007 under the exploration program, 6,648 metres were completed during the second quarter of 2007, for a total of 12,190 metres since the beginning of the year. The Company invested an amount $848,555 under the program on drilling work during the first half of 2007.

As to mining operations, following an examination of the headframe structure of the Beaufor Mine, the Company initiated in June 2007 a project to replace the existing wooden structure, which dates back to the early 1980s. As a result, operations were shut down on July 13, 2007 and are expected to restart in mid-August. The capital project is estimated to be approximately $850 thousand. As a result of the shut down, third quarter production and sales results from this mine will be lower than the second quarter.

East Amphi Mine

During the second quarter, 37,878 tonnes at an average recovered grade of 3.32 g/t from the East Amphi Mine were processed, and 4,043 ounces of gold were sold at an average price of US$664 per ounce. For the same period in 2006, 56,876 tonnes of ore at an average recovered grade of 3.34 g/t were processed and yielded 6,100 ounces of gold, which were sold at an average price of US$607 per ounce. The cash cost of production was US$431 per ounce in 2007, compared with US$483 per ounce in 2006. Lower costs were the result of a reduction in development and preparation of stopes as reserves were depleted at the mine. As planned, production at East Amphi was ceased in June 2007. The remaining tonnes of ore were processed in July, and the gold produced will be sold during the third quarter of 2007.

On June 29, 2007, the Company concluded the sale of the East Amphi property and some surface buildings to Osisko Exploration Ltd. as previously announced.

Other properties

During the second quarter of 2007, Richmont Mines completed the drilling programs at the Francoeur and Wasamac properties which cost approximately $134,313 in the first half of 2007. The work completed on the Francoeur property consisted of three drill holes totalling 745 metres, while the work completed at the Wasamac property was 435 metres from two drill holes. The resulting data is currently being analysed, therefore no results are currently available.

During the first half of 2007, the Company launched a large exploration program at Valentine Lake in Newfoundland in order to define new resources and to acquire a 70% interest in the property through a final commitment of approximately $1,000,000 in exploration that must be made before October 31, 2007. During the six-month period ended June 30, 2007, expenses of $238,396 were incurred. A high-definition helicopter-borne spectrometric and magnetic VLF survey was performed during the month of June 2007 which defined numerous targets with high mining potential. Diamond drilling is set to start in the first week of August 2007.

During the second quarter of 2007, drilling of three holes totalling 1,366 metres was completed at the Camflo Northwest property. Results are currently being analysed. This work enables Richmont Mines to acquire an additional 30% interest in the Camflo Northwest property for a total interest of 80%.

Six-Month Review

For the six-month period ended June 30, 2007, the Company achieved net earnings of $9,137,514, compared with net earnings of $1,154,398 for the same period in 2006. The sale of the East Amphi property at the end of the second quarter of 2007 contributed to the increase in net earnings. Mining operations before depreciation, depletion and taxes yielded earnings of $7,436,783 during the first six months of 2007, compared with $1,193,046 during the same period in 2006, as a result of higher gold sales, a 12% increase in the average selling price per ounce and a 21% drop in the average cash cost per ounce relative to 2006.

Total revenue rose by $12,858,457 to reach $30,448,437 during the six-month period ended June 30, 2007, relative to the same period in 2006, due to the sale of the East Amphi property, to an increase in gold sales at a higher average price per ounce and a lower production cash cost.

Island Gold development: During the six-month period ended June 30, 2007, some 79,184 tonnes of mineralized material were processed, and a total of 15,829 ounces of gold were sold during the same period at an average price of US$653 per ounce, for proceeds of $11,681,215 which were applied against development charges on the property in accordance with applicable accounting standards. During this period, 6,992 metres of drilling were completed and 2,346 metres of underground development was completed.

For the six-month period ended June 30, 2007, the project had $1.2 million net of gold sales invested for development exploration. An investment of $10.5 million was made in the same period in 2006.

Beaufor Mine production: During the six-month period ended June 30, 2007, 69,574 tonnes at an average recovered grade of 8.41 g/t were processed, and 18,808 ounces of gold were sold at an average price of US$658 per ounce. For the corresponding period in 2006, 85,440 tonnes of ore at an average recovered grade of 5.56 g/t were processed, and 15,265 ounces of gold were sold at an average price of US$593 per ounce. The cash cost of production per ounce declined from US$584 during the first half of 2006 to US$427 during the first half of 2007 as a result of the rise in the average grade.

East Amphi production: During the six-month period ended June 30, 2007, 99,162 tonnes of ore at an average recovered grade of 3.21 g/t were processed, and 10,235 ounces of gold were sold at an average price of US$671 per ounce. For the period from February to June 2006, 89,939 tonnes at an average recovered grade of 3.41 g/t were processed, yielding 9,846 ounces of gold, which were sold at an average price of US$590 per ounce. The cash cost of production for this period was US$450 compared with US$496 for the same period last year.

Outlook

Mr Rivard concluded, "Considering the significant improvement at the Beaufor Mine, the planned advancement to commercial production of Island Gold in the next month, and the Company’s strong financial position with working capital of over $35 million, we believe Richmont Mines should have strong results in 2007 and beyond. We are actively exploring our properties to build our reserve base in order to expand our production potential. In addition, we are actively pursuing advanced projects that we can participate in that will benefit from our extensive underground mining experience."

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced closed to 1,000,000 ounces of gold from its holdings in Ontario, Quebec and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

National Instrument 43-101 (NI 43-101)

The reserve and resource calculation of the Island Gold property as of May 15, 2007 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Michel Garon, Eng., of GENIVAR, qualified person under the terms of this standard.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in and Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary note to U.S. investors concerning resource estimates

Resource estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

FINANCIAL DATA

	Three-month period ended June 30,		Six-month period ended June 30,

CAN$	2007	2006	2007	2006

Results ($)
Revenues	20,116,939	9,505,314	30,448,437	17,589,980
Net earnings	8,811,511	473,951	9,137,514	1,154,398
Cash flow from operations	4,780,365	934,294	8,783,092	1,884,361

Results per share ($)

Net earnings basic and diluted	0.36	0.02	0.38	0.05

Weighted average number of common shares outstanding	24,219,272	22,108,784	24,230,801	21,554,746

Average selling price of gold per ounce	US$647	US$613	US$662	US$592

		June 30, 2007		December 31, 2006

Financial position ($)
Total assets		88,138,482		78,498,120
Working capital		35,259,688		21,170,805
Long-term debt		-		-

SALES AND PRODUCTION DATA

	Three-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2007	12,597	9,887	US$363
	2006	6,903	6,897	US$566
East Amphi Mine	2007	4,043	4,099	US$431
	2006	6,100	5,154	US$483
Total	2007	16,640	13,986	US$380
	2006	13,003	12,051	US$527

	Six-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2007	18,808	18,529	US$427
	2006	15,265	15,216	US$584
East Amphi Mine	2007	10,235	9,338	US$450
	2006	9,846	8,664	US$496
Total	2007	29,043	27,867	US$435
	2006	25,111	23,880	US$549
Average exchange rate used for the second quarter of 2006: US$1 = CAN$1.13 2007 estimated exchange rate: US$1 = CAN$1.13

For more information, please contact:

Kei Advisors LLC	Telephone: (716) 843-3853
Tammy Swiatek, Investor Relations	E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Listings: TSX – Amex

Web Site: www.richmont-mines.com